UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                         (Amendment No. ____) (1)

                         Embotelladora Andina S.A.
                             (Name of Issuer)

                        Common Stock, No Par Value
                      (Title of Class of Securities)

                                  None *
                              (CUSIP Number)
* CUSIP number for American Depositary Shares representing Common Stock is
                                29081P 10 5


                             James E. Chestnut
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121

                             September 5, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Coca-Cola Company
     58-0628465

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (See Attachment A)
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING          None
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.37% (2)

14   TYPE OF REPORTING PERSON*
     CO
- ----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares are to be acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Coca-Cola Interamerican Corporation
     13-1940209

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (See Attachment A)
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING          None
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.37% (2)

14   TYPE OF REPORTING PERSON*
     CO
- ----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares are to be acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Coca-Cola Export Corporation
     13-1525101

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (See Attachment A)
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING          None
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.37% (2)

14   TYPE OF REPORTING PERSON*
     CO
- ----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares are to be acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Coca-Cola de Argentina S.A.
     (TIN - n/a)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Argentina

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         24,000,000 shares of Common Stock, no par value
BENEFICIALLY     (See Attachment A)
  OWNED BY
   EACH       8  SHARED VOTING POWER
 REPORTING          None
  PERSON
   WITH       9  SOLE DISPOSITIVE POWER
                 24,000,000 shares of Common Stock, no par value
                 (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,000,000 shares of Common Stock, no par value
     (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.37% (2)

14   TYPE OF REPORTING PERSON*
     CO
- ----------------
 (1) CUSIP number for American Depositary Shares representing Common Stock is 29081P 10 5
 (2) Assumes no exercise of preemptive rights by the shareholders of Embotelladora Andina S.A. in connection with the capital increase of Embotelladora Andina S.A. pursuant to which these shares are to be acquired.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               ATTACHMENT A


Pursuant to the SPC Purchase Agreement (as defined in Item 4), Coca-Cola Interamerican Corporation and Coca-Cola de Argentina S.A. will acquire in the aggregate 24,000,000 shares of Common Stock, no par value, of Embotelladora Andina S.A. Coca-Cola de Argentina S.A. is a wholly owned subsidiary of The Coca-Cola Export Corporation, and The Coca-Cola Export Corporation and Coca-Cola Interamerican Corporation are each wholly owned subsidiaries of The Coca-Cola Company.

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, no par value, of Embotelladora Andina S.A. ("Andina"). The legal address of Andina is Carlos Valdovinos 560, Casilla 488-3, Santiago, Chile, and the principal executive offices of Andina are located at Avenida Andres Bello No. 2687, 20th Floor, Casilla 7187, Santiago, Chile.


ITEM 2.   IDENTITY AND BACKGROUND

     This statement is being filed by The Coca-Cola Company ("KO"), KO's direct wholly owned subsidiaries, Coca-Cola Interamerican Corporation ("Interamerican") and The Coca-Cola Export Corporation ("Export"), each of which companies is a Delaware corporation having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121, and KO's indirect wholly owned subsidiary, Coca-Cola de Argentina S.A. ("CC Argentina"), an Argentine corporation having its principal executive offices at Paraguay 733, 1057 Buenos Aires, Argentina, telephone 541-319-2000.

     KO, together with its subsidiaries, is the largest manufacturer, marketer and distributor of soft drink concentrates and syrups in the world. KO is also the world's largest marketer and distributor of juice and juice-drink products.

     Certain information with respect to the directors and executive officers of KO, Interamerican, Export and CC Argentina is set forth in
     Exhibit 99.1 attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of KO, Interamerican, Export and CC Argentina nor, to the best of their knowledge, any director, executive officer or controlling person of KO, Interamerican, Export or CC Argentina has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of KO, Interamerican, Export or CC Argentina or any director, executive officer or controlling person of KO, Interamerican, Export or CC Argentina was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As a result of the transactions contemplated by the Stock
     Purchase Agreements (as defined below in Item 4), CC Argentina and Interamerican collectively will acquire 24,000,000 shares of Common Stock of Andina. The consideration to be paid by CC Argentina and Interamerican for such shares will consist of (x) all of the outstanding shares of capital stock of Complejo Industrial PET (CIPET) S.A., a supplier of packaging to Coca-Cola bottlers in Argentina and currently a wholly owned subsidiary of CC Argentina ("CIPET"), and approximately U.S.$66.36 million of debt currently owed by CIPET to Interamerican and (y) the approximately 78.7% of the outstanding shares of capital stock of INTI S.A. Industrial y Comercial, the Coca-Cola bottler based in Cordoba, Argentina ("INTI"), which are currently owned by Interamerican, all as described in Item 4 of this Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION

     On September 5, 1996, Interamerican and CC Argentina agreed to acquire 24,000,000 shares of Common Stock of Andina. In addition, Inversiones del Atlantico S.A., an Argentine company and a subsidiary of Andina ("Atlantico"), will acquire all of the capital stock of CIPET, certain debt currently owed by CIPET to Interamerican, and approximately 78.7% of the capital stock of INTI.

     The transaction will be effected as follows: Pursuant to a Stock Purchase Agreement dated as of September 5, 1996 (the "Andina Purchase Agreement") among Andina, Inversiones Freire Ltda. and Inversiones Freire Dos Ltda. (collectively, the "Majority Shareholders"), Citicorp Banking Corporation ("Citicorp") and Bottling Investment Limited, a Cayman Islands company and wholly owned subsidiary of Citicorp ("SPC"), Andina will effect an increase in its share capital by increasing the number of authorized shares of Common
     Stock of Andina (the "Common Stock").    SPC will acquire
     24,000,000 shares of Common Stock resulting from the increase in Andina's share capital. The shares of Andina Common Stock to be acquired by SPC pursuant to the Andina Purchase Agreement, together with any shares of Class A Stock and Class B Stock (each as hereinafter defined) to be received by SPC after giving effect to the Reclassification (as hereinafter defined) are referred to herein as the "Acquired Shares."

     In addition, pursuant to a Stock Purchase Agreement dated as of September 5, 1996 (the "SPC Purchase Agreement") among Andina, Atlantico, the Majority Shareholders, KO, Interamerican, CC Argentina, Citicorp and SPC, Interamerican and CC Argentina will transfer to Citicorp (i) all of the outstanding shares of capital stock of CIPET (the "CIPET Shares") and approximately U.S.$66.36 million of debt currently owed by CIPET to Interamerican (the "CIPET Debt") and (ii) all of the shares of capital stock of INTI which are owned by Interamerican (the "INTI Shares"), which is approximately 78.7% of the outstanding shares of INTI. In exchange for the CIPET Shares, the CIPET Debt and the INTI Shares, Interamerican and CC Argentina will acquire from Citicorp all of the outstanding shares of SPC. Following such exchange, Atlantico will purchase the CIPET Shares, the CIPET Debt and the INTI Shares from Citicorp. Subject to the receipt of the approval of the Amendments (as hereinafter defined) by the shareholders of Andina, it is presently anticipated that the closing of the transactions contemplated by the Stock Purchase Agreements (as hereinafter defined) will take place in December 1996 (the "Closing Date").

     The Andina Purchase Agreement and the SPC Purchase Agreement are sometimes referred to herein collectively as the "Stock
     Purchase Agreements."  Copies of the Stock Purchase
     Agreements are attached hereto as Exhibits 99.2 and 99.3 and are incorporated herein by reference.

     In addition to the Stock Purchase Agreements, a Shareholders' Agreement dated as of September 5, 1996 (the "Shareholders' Agreement"), which will become effective as of the Closing Date, was signed by Andina, KO, Interamerican, CC Argentina, SPC and the Majority Shareholders providing for certain restrictions on the transfer of shares of Andina capital stock held by KO, Interamerican, CC Argentina, SPC and the Majority Shareholders and for certain corporate governance and other matters, including the right of KO, Interamerican, CC Argentina and SPC (collectively, the "KO Shareholders") collectively to elect one regular and one alternate member to the Board of Directors of Andina so long generally as KO and its subsidiaries collectively own an aggregate of at least 4% of the voting power of Andina. A copy of the Shareholders' Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

     In connection with the transactions contemplated by the Shareholders' Agreement, the Majority Shareholders also executed a Stock Purchase Option Agreement and Custody Agreement dated as of September 5, 1996 (the "Option Agreement") with Citibank N.A., as custody agent (the "Custody Agent"), and with KO, Interamerican and CC Argentina. Pursuant to the terms of the Option Agreement, subject to certain limited exceptions, the Majority Shareholders will deposit with the Custody Agent all of the Majority Shareholders' shares of Common Stock (or, after giving effect to the Reclassification, all shares of capital stock other than the Class B Stock) of Andina now owned or thereafter acquired by the Majority Shareholders, together with any rights, options or securities convertible into or exchangeable for any such shares, or American Depositary Shares or other contracts or securities representing such shares (the "Option Shares"), and such Option Shares shall not be transferable by the Majority Shareholders without the prior written consent of KO, Interamerican and CC Argentina (collectively, the "KO Parties").

     The Option Agreement also grants the KO Parties an option (the "Option") to acquire, at any time after the date of the Option Agreement until December 31, 2130 upon the occurrence of one or more Exercise Conditions (as defined in Item 6), all of the Option Shares at a price per share which is mutually agreed upon by the Majority Shareholders and the KO Parties, or, if the parties are unable to agree on the price per share, at the Valuation Price (as defined in Item 6).

     After the Reclassification, the Option Agreement and the Option will not apply with respect to Class B Stock owned by the Majority Shareholders unless the voting power of the Class B Stock is increased in certain respects. The Option Agreement will also terminate under the circumstances described in Item 6 below. A copy of the Option Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

     The transactions contemplated by the Stock Purchase Agreements will require Andina to amend its Estatutos Sociales (such amendments being referred to herein as the "Amendments") to, among other things: (i) permit the increase in share capital necessary to facilitate the issuance of shares of Common Stock pursuant to the Stock Purchase Agreements and to facilitate the Reclassification described below; (ii) increase the number of regular and alternate directors of Andina to seven members; (iii) permit the issuance of shares of Common Stock in a preemptive rights offering as required by Chilean law in connection with the transactions described in the foregoing clause (i); and (iv) reclassify the existing Common Stock of Andina (the "Reclassification") into two series of shares, the Series A Shares (the "Class A Stock") and the Series B Shares (the "Class B Stock"). A copy of the form of the Amendments is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

     The Common Stock is ordinary common stock, without nominal
     (par) value. Each share of Common Stock has one vote per share on all matters requiring a vote of the holders of the Common Stock and has a full right to vote without restrictions. Holders of shares of Common Stock receive dividends in accordance with the Estatutos Sociales of Andina. After giving effect to the Reclassification (which will take place after the Closing Date), each share of Common Stock will be reclassified as one share of Class A Stock and one share of Class B Stock having the terms described below.

     The Class A Stock will be preferred shares, without nominal
     (par) value. Each share of Class A Stock shall have one vote per share on all matters requiring a vote of the holders of the Class A Stock and shall have a full right to vote without restrictions, and the holders of the Class A Stock shall be entitled to elect six of the seven regular and alternate directors of Andina. Holders of shares of Class A Stock shall receive dividends in accordance with the Estatutos Sociales of Andina.

     The Class B Stock will be preferred shares, without nominal
     (par) value. The preference of the Class B Stock will consist of the right to receive 110% of any and all dividends allocated by Andina with respect to the Class A Stock. This preference will last until December 31, 2130, or if earlier, the occurrence of certain other events to be specified in the Estatutos Sociales, at which time the Class A Stock and the Class B Stock will automatically become Common Stock without any preference. The Class B Stock shall have one vote per share and shall only be entitled to vote, voting as a separate class, for the election of one regular and one alternate director to the Board of Directors of Andina and with respect to certain other matters for which voting rights are required under Chilean law. In addition, during the three-year period following the Reclassification holders of the Class A Stock will from time to time be permitted at their discretion to exchange such shares for Class B Stock on a one-for-one basis.

     Upon the consummation of the transactions contemplated by the Stock Purchase Agreements, CC Argentina and Interamerican will collectively own all of the outstanding capital stock of SPC, and the sole asset of SPC will be the Acquired Shares. As described in Item 2 hereof, Interamerican and CC Argentina are direct or indirect subsidiaries of KO. Thus, as a result of the acquisition by CC Argentina and Interamerican of the capital stock of SPC and, indirectly, the Acquired Shares, KO will beneficially own 24,000,000 shares of Common Stock (or, after giving effect to the Reclassification, 24,000,000 shares of Class A Stock and 24,000,000 shares of Class B Stock), or approximately 6.37% of the outstanding capital stock of Andina (without giving effect to the exercise of any preemptive rights by existing shareholders of Andina).

     The terms of the Stock Purchase Agreements, the Shareholders' Agreement and the Option Agreement are described further in Item 6 of this Schedule 13D.

     The purpose of the equity investment by KO in Andina through the acquisition of the Acquired Shares is to establish a new and expanded relationship that the Majority Shareholders and KO believe has the potential to enhance the growth and profitability of Andina as well as the potential to afford both KO and the Majority Shareholders the opportunity to participate in the future growth in the region through Andina. The SPC Purchase Agreement also recognizes the potential for KO to increase its ownership position in Andina to approximately 20%. Except for the matters contemplated by the Stock Purchase Agreements, the Amendments, the Shareholders' Agreement and the Option Agreement or described in this Item 2 or in Item 6 of this
     Schedule 13D, KO does not have any plans or proposals which relate to or would result in:

      (i) The acquisition by any person of additional securities of Andina, or the disposition of securities of Andina;

      (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving
             Andina or any of its subsidiaries;

      (iii) A sale or transfer of a material amount of assets of Andina or of any of its subsidiaries;

      (iv) A change in the present board of directors or management of Andina, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (v) Any material change in the present capitalization or dividend policy of Andina;

      (vi) Any other material change in Andina's business or corporate structure;

      (vii)  Changes in Andina's charter, bylaws or
             instruments corresponding thereto or other actions which may impede the acquisition of control of Andina by any person;

      (viii) Causing a class of securities of Andina to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (ix) A class of equity securities of Andina becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (x)    Any action similar to any of those enumerated above.

     However, KO, Interamerican, Export or CC Argentina at any time may propose any of the foregoing which it considers desirable.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Upon the consummation of the transactions contemplated by the Stock Purchase Agreements, CC Argentina and Interamerican will collectively own all of the outstanding capital stock of SPC, and the sole asset of SPC will be the Acquired Shares. As described in Item 2 of this Schedule 13D, Interamerican and CC Argentina are direct or indirect subsidiaries of KO, and CC Argentina is a direct subsidiary of Export. Thus, as a result of the acquisition by CC Argentina and Interamerican of the capital stock of SPC and, indirectly, the Acquired Shares, KO, CC Argentina, Interamerican and Export collectively will beneficially own and have sole voting and dispositive power over an aggregate of 24,000,000 shares of Common Stock (or, after giving effect to the Reclassification, 24,000,000 shares of Class A Stock and 24,000,000 shares of Class B Stock), or approximately 6.37% of the outstanding capital stock of Andina (without giving effect to the exercise of any preemptive rights by existing shareholders of Andina).


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH  RESPECT TO SECURITIES OF THE ISSUER

     STOCK PURCHASE AGREEMENTS

     On September 5, 1996, Andina entered into the Andina
     Purchase Agreement with the Majority Shareholders, Citicorp, and SPC pursuant to which SPC will acquire 24,000,000 shares
     of Common Stock.   Also on September 5, 1996, the SPC
     Purchase Agreement was signed by Andina, Atlantico, the Majority Shareholders, KO, Interamerican, CC Argentina,
     Citicorp and SPC pursuant to which (i) Interamerican and CC Argentina will acquire all of the outstanding shares of capital stock of SPC and (ii) Atlantico will acquire (x) all of the outstanding shares of capital stock of CIPET and approximately U.S.$66.36 million of debt of CIPET currently owed to Interamerican and (y) the 78.7% of the outstanding shares of capital stock of INTI owned by Interamerican. The Stock Purchase Agreements contain representations and warranties with respect to various matters and also contain covenants and indemnification provisions. The representations, warranties and covenants contained in the Stock Purchase Agreements generally will not survive the Closing Date, subject to certain limited exceptions. In certain circumstances, indemnification payments owed to KO, Interamerican, CC Argentina, Citicorp or SPC under the Stock Purchase Agreements shall be satisfied by the transfer by the Majority Shareholders to the party to whom indemnification payments are owed of shares of Common Stock
     (or, after the Reclassification, Class A Stock and Class B Stock) equal in value to the amount of any indemnification payment which is owed to such person.

     Pursuant to the terms of the SPC Purchase Agreement, from and after the date of the SPC Purchase Agreement, unless the SPC Purchase Agreement is terminated, Andina and Atlantico shall be fully responsible for the supervision, management and operation of the businesses of INTI and CIPET. In addition to any other remedies available to KO, Interamerican, or CC Argentina under the SPC Purchase Agreement or otherwise, if the SPC Purchase Agreement is terminated and the transactions contemplated therein are not consummated, Andina and Atlantico shall take all actions necessary to effect the orderly return of the supervision, management and operation of the businesses of INTI and CIPET to Interamerican and CC Argentina, respectively, so that the businesses of INTI and CIPET are in all material respects in the same condition as when the supervision, management and operation of such businesses were transferred to Andina and Atlantico, after taking into account changes reasonably attributable to seasonality and the operation of such business in the ordinary course and in a manner consistent with past practices. In light of the transfer on the signing date to Andina and Atlantico of the management responsibilities for INTI and CIPET, the closing conditions under the Stock Purchase Agreements are very limited and include only the receipt of Andina shareholder approval, the absence of governmental restraints, the continuing accuracy of certain fundamental representations and warranties and similar matters.

     Subject to the receipt of the approval of the Amendments by the shareholders of Andina, it is presently anticipated that the closing of the transactions contemplated by the Stock
     Purchase Agreements will occur in December 1996.

     SHAREHOLDERS' AGREEMENT

     On September 5, 1996, the Shareholders' Agreement, which will become effective as of the Closing Date, was signed by KO, Interamerican, CC Argentina, SPC and the Majority Shareholders (collectively, the "Shareholders") and Andina. Certain of the terms of the Shareholders' Agreement are described below.

          BOARD REPRESENTATION. Pursuant to the Shareholders' Agreement, after giving effect to the Amendments, the Board of Directors of Andina shall at all times consist of not more than twelve incumbent members and twelve alternate members. The KO Shareholders shall be entitled to nominate one incumbent member and one alternate member to the Board of Directors of Andina. At every annual meeting and at any special meeting of shareholders called for the purpose of electing directors to the Board of Directors of Andina, the KO Shareholders have agreed to vote all of their shares in favor of the election of the nominee for director designated by the KO Shareholders (and his or her alternate), and the Majority Shareholders have agreed to vote such number of shares owned, directly or indirectly, by them as may be necessary (after taking into account the shares voted by the KO Shareholders) to cause the election of such KO nominee (and his or her alternate). In the event of any vacancy on the Board of Directors of Andina occasioned by the death, incapacity, resignation or removal of a director nominated by the KO Shareholders, each Shareholder will vote or cause to be voted all shares of capital stock which such Shareholder owns to fill the vacancy with the nominee designated by the KO Shareholders. If the KO Shareholders, in their sole discretion, determine to remove a director which the KO Shareholders had previously nominated, each Shareholder agrees promptly to vote or cause to be voted all shares of Andina capital stock which such Shareholder owns in favor of the removal of such director. The right of the KO Shareholders to nominate a director to the Andina Board will terminate as described below in "--Termination."

          CODE OF BUSINESS CONDUCT.  Pursuant to the
     Shareholders' Agreement, the Majority Shareholders have agreed that Andina and its subsidiaries shall have in effect at all times a Code of Business Conduct. The Code of Business Conduct is intended to ensure that Andina and its subsidiaries perform their activities and commercial transactions according to certain ethical and legal standards.

          TRANSFER RESTRICTIONS. Pursuant to the Shareholders' Agreement, the KO Shareholders will not, prior to the third anniversary of the date of the Shareholders' Agreement, transfer any of their shares of Andina other than (a) in accordance with the provisions of the Shareholders' Agreement, (b) in connection with any merger, consolidation, recapitalization, reclassification or other similar transaction involving Andina or (c) in connection with certain tender offers or exchange offers of shares of capital stock of Andina. In addition, transfers by any of the Shareholders are subject to rights of first refusal and first offer in favor of the other Shareholders. However, neither the three-year prohibition on transfer nor the rights of first refusal and first offer will apply to the transfer of shares of Class B Stock, unless the terms of the Class B Stock are modified to provide the Class B Stock with voting power in any material respect greater than that provided to the Class B Stock in the Amendments.

          The Shareholders' Agreement also permits the KO Shareholders to transfer shares to any wholly owned subsidiary of KO who agrees in writing to be bound by the provisions of the Shareholders' Agreement and executes a copy of the Shareholders' Agreement (a "KO Permitted Transferee"). In addition, the Shareholders' Agreement also permits the Majority Shareholders to transfer shares to any wholly owned subsidiary of a Majority Shareholder who agrees in writing to be bound by the provisions of the Shareholders' Agreement and executes a copy of the Shareholders' Agreement (a "Majority Shareholder Permitted Transferee"). Any shares of Andina transferred to a KO Permitted Transferee or a Majority Shareholder Permitted Transferee shall remain subject to the provisions of the Shareholders' Agreement.

          PUT RIGHT. Upon the occurrence of a Put Event (as hereinafter defined), the KO Shareholders shall have the right (the "Put Right") to require the Majority Shareholders to purchase all of the shares of Andina stock then owned by the KO Shareholders (except as provided in the next sentence) at the Put Price (as hereinafter defined). For purposes of the Put Right, the shares subject to the Put Right shall include only the Acquired Shares and any additional shares of Andina capital stock acquired by the KO Shareholders through the exercise of their preemptive rights. "Put Event" means (i) the sale of all or substantially all of the assets of Andina or (ii) any merger, consolidation, share exchange, business combination or similar transaction involving Andina as a result of which Andina is not the surviving entity or any reorganization involving any third party in which Andina is not the surviving entity.

     Upon the occurrence of a Put Event, the Put Price shall be determined as follows:

      (i) If the shares to be purchased by the Majority Shareholders pursuant to the Put Right are shares of Class A Stock, the Put Price for such shares shall be mutually agreed upon by the KO Shareholders and the Majority Shareholders or, if the KO Shareholders and the Majority Shareholders are unable to agree within thirty days after the request by the KO Shareholders for the determination of the Put Price, the Put Price will be determined through a process involving investment bankers, pursuant to which such bankers will determine the price that a willing buyer would pay to a willing seller under market conditions.

     (ii) If the shares to be purchased by the Majority Shareholders pursuant to the Put Right are shares of Common Stock or Class B Stock, the Put Price shall be the Market Value of such shares of Common Stock or Class B Stock. The "Market Value" (as calculated on a per share basis) shall mean the quotient of the average closing price of such stock, as reported on the Santiago Stock Exchange for the twelve month period ended on the trading date immediately prior to the date the notice by the KO Shareholders exercising the Put Right is delivered.

          FUNDAMENTAL TRANSACTIONS.  Pursuant to the
     Shareholders' Agreement, the Majority Shareholders have agreed that, at least 90 days prior to taking any action with respect to any Fundamental Transaction (as hereinafter defined), the Majority Shareholders will provide the KO Shareholders with written notice of the intent to take such action. A "Fundamental Transaction" shall mean any of the following matters:

      (i) the sale of all or substantially all of the assets of Andina;

      (ii) any reorganization, merger, consolidation, share exchange or business combination involving
             Andina;

      (iii) any change in the direct or indirect ownership of the outstanding voting power or equity interests of any of the Majority Shareholders as a result of which the Majority Shareholder Partner Group (as hereinafter defined) owns collectively less than 75% of the outstanding voting power or less than 75% of the outstanding equity interests of any of the Majority Shareholders;

      (iv) any change in the direct or indirect ownership of the outstanding voting power or equity interests of Andina as a result of which the Majority Shareholders own in the aggregate less than 50.1% of the outstanding voting power of Andina or less than 25% of the outstanding equity interests of Andina; or

      (v) a stock split, subdivision, stock dividend, extraordinary dividend or dividends or other reclassification, consolidation or combination of
             Andina's voting securities or any similar action or transaction (other than the Amendments).

     For purposes of the foregoing, the "Majority Shareholder Partner Group" means the individuals who are the current beneficial owners of the Majority Shareholders, their spouses, their lineal descendants, certain successors by intestacy, any wholly owned subsidiary of the foregoing and any trust formed for the benefit of any such person if such person retains full voting and investment power over the assets of such trust.

     Andina has agreed that it will provide the KO Shareholders with prompt written notice upon becoming aware of the taking of any action with respect to a Fundamental Transaction. From the date of any request by the KO Shareholders for the determination of the Valuation Price (as defined in the Option Agreement) until the closing of the purchase of the shares of Andina subject to the Option by the KO Shareholders, the Majority Shareholders have agreed that they (x) will not take, and will not vote their shares of Andina stock in favor of, any action with respect to any Fundamental Transaction and (y) will cause Andina to carry on its business in the ordinary course. Each of the Majority Shareholders has also agreed that it will not convert or exchange, and will not take any action with respect to the conversion or exchange of, any shares of Class A Stock into shares of Class B Stock.

          PREEMPTIVE RIGHTS. Pursuant to the Shareholders' Agreement, the KO Shareholders have reserved their rights, to the full extent permitted under applicable Chilean laws and regulations, to maintain their pro rata share ownership of Common Stock, Class A Stock and Class B Stock through the exercise of preemptive rights. If Andina issues additional shares of capital stock to existing shareholders in a preemptive rights offering (a "Preemptive Rights Offering"), the Majority Shareholders have agreed that they will not vote their shares of Andina stock in favor of, or permit, the setting of a price for any shares of capital stock which may be offered to third parties (even if such shares are to be acquired in a transfer on a stock exchange) which is lower than the price at which shares of capital stock were offered to the KO

     Shareholders in the Preemptive Rights Offering without the prior written consent of the KO Shareholders.

          REPORTING REQUIREMENTS. Pursuant to the Shareholders' Agreement, the Majority Shareholders have agreed to cause Andina to provide KO, CC Argentina, Interamerican and SPC with certain periodic reports, including monthly, quarterly and annual financial reports; information necessary to permit satisfaction of planning, accounting, tax and regulatory requirements; and annual tax returns of Andina and its subsidiaries.

          TERMINATION. The Shareholders' Agreement will terminate if either of the Stock Purchase Agreements is terminated prior to the Closing Date or if any of the KO Shareholders voluntarily transfers shares of Andina stock in a sale to a third party, and, as a result of such sale, during the 30 days following such sale KO and its wholly owned subsidiaries own less than (a) if the Reclassification has not occurred or if following such Reclassification an event occurs with the result that only Common Stock of Andina is outstanding, 15.66 million shares of Common Stock of Andina or (b) if the Reclassification has occurred and Class A Stock continues to be outstanding, 15.66 million shares of Class A Stock. In addition, the transfer restrictions and the Board nomination rights will terminate if both (i) the Majority Shareholders notify the KO Parties in writing that the ownership level of Andina stock held by KO and its subsidiaries has fallen below (x) 4% of the outstanding Common Stock if the Reclassification has not occurred or if following such Reclassification an event occurs with the result that only Common Stock of Andina is outstanding, or (y) 4% of the Class A Stock if such Reclassification has occurred and Class A Stock continues to be outstanding, and (ii) within one year following the receipt of such written notice KO and its subsidiaries fail to restore their ownership of Andina stock to at least such applicable 4% level.

     OPTION AGREEMENT

     Pursuant to the terms of the Option Agreement, subject to certain limited exceptions, the Majority Shareholders will deposit with the Custody Agent all of the Option Shares, and such Option Shares shall not be transferable by the Majority Shareholders without the prior written consent of the KO Parties. The Option Agreement also grants the KO Parties an option to acquire, at any time after the date of the Option Agreement until December 31, 2130 upon the occurrence of one or more Exercise Conditions (as hereinafter defined), all of the Option Shares at the Valuation Price (as hereinafter defined). Notwithstanding that all of the Shares are subject to the Option, the Majority Shareholders may dispose of and transfer a part of their Shares, as long as the Shares owned by the Majority Shareholders represent in excess of each and every one of the following: (i)
     200,000,000 Shares, (ii) 50.1% of the Andina voting power, and (iii) 25% of the total of the shares issued by Andina. However, such Shares will remain subject to the Option, and this exception will only exist as long as the Series A and Series B share structure provided in the Amendments remains in place without any changes and the Majority Shareholders are in full compliance with the provisions of the Shareholders Agreement (including the provisions of Article 4).

     For purposes of the Option Agreement, the following definitions shall apply:

        "Exercise Condition" shall mean: (i) any change in the direct or indirect ownership of shares or other ownership interests of the Majority Shareholders such that the Majority Shareholder Partner Group collectively owns less than 75% of the voting power or equity interests of any of the Majority Shareholders; (ii) subject to certain exceptions (such as consent by KO), any change in the shares issued by Andina or in the ownership of Andina shares (whether for transfers, sales, reorganization, merger, subdivision of shares or otherwise) with the result that the Majority Shareholders own less than 50.1% of the voting power of Andina or less than 25% of the total of shares issued by Andina; (iii) the transfer of all or substantially all of the assets of Andina; or (iv) any event that enables KO to terminate one or more bottling agreements between KO and Andina (or its affiliates) accounting for more than 30% of the unit case volume of Coca-Cola products sold by Andina and its subsidiaries during the preceding twelve months, due to a breach by Andina or a change of control pursuant to such bottling agreements.

        "Valuation Price" shall mean the price that the Majority Shareholders would receive for the sale of their shares of Andina in a transaction under market conditions between a willing seller and a willing buyer as of the date of the notification of the determination of the Valuation Price. The Valuation Price shall be as mutually agreed between the parties, or, if the parties are unable to reach an agreement within the period of 30 calendar days, the Valuation Price will be determined through a process involving investment bankers. For purposes of determining the Valuation Price, the investment banks shall assume that the bottling agreements between KO and Andina (and its affiliates) are in full force and effect even if such bottling agreements have been terminated.

     The Option shall terminate upon the occurrence of any of the following:

     (i) if the KO Parties dispose of shares of Andina to unrelated third parties such that, as a result of such disposition, the KO Parties own less than 23,500,000 Common shares (or of shares successors to them or Common Shares, if the Series A Shares cease to exist) of Andina;

     (ii) if the KO Parties are diluted to below 4% of the Common Stock or below 23,500,000 Series A Shares;

     (iii) if the bottling agreements between KO and Andina described in clause (iv) above are terminated by Andina as a direct result of a breach of such agreements by KO or if KO declines to negotiate in good faith with respect to the renewal of such agreements;

     (iv) one year after the termination by KO of the bottling agreements described in clause (iv) above, unless the option exercise process has been initiated; or

     (v)    the Shareholders' Agreement does not become effective.

     OTHER AGREEMENTS

          BOARD OBSERVER. On September 5, 1996, Andina, Atlantico and the Majority Shareholders entered into a letter agreement with KO, Interamerican and CC Argentina pursuant to which Andina has agreed that, from the date of such letter agreement until the Closing Date, CC Argentina and Interamerican shall be entitled upon request to jointly designate an observer to attend meetings of the Board of Directors of Andina. However, the letter agreement provides that such observer shall be excluded from meetings of the Board of Directors of Andina at all times during which the Board of Directors is discussing or considering any of the transactions contemplated by the Stock Purchase Agreements, the Shareholders' Agreement, the Option Agreement or the other related agreements or any matter related thereto. A copy of the letter agreement is attached hereto as Exhibit
     99.7 and is incorporated herein by reference.

          CICAN. Pursuant to the SPC Purchase Agreement, CC Argentina has agreed to use its reasonable efforts to have by December 1, 1996 a definitive agreement relating to a reorganization of CICAN S.A., a producer of cans in Argentina currently owned by CC Argentina ("CICAN"), which would permit certain bottlers in KO's River Plate Division (including Andina's bottling subsidiaries) to participate in the ownership of CICAN. If such reorganization is not agreed upon, CC Argentina has agreed to permit Andina to invest in CICAN and to purchase cans from CICAN at CICAN's cost.

          ASSIGNMENT OF PREEMPTIVE RIGHTS. The Majority Shareholders have entered into an agreement pursuant to which the Majority Shareholders will assign that portion of their rights to subscribe for additional shares of Common Stock in the preemptive rights offering to the KO Parties which is necessary to permit the KO Parties to acquire the Acquired Shares.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 - Directors and Executive Officers

Exhibit 99.2 - Stock Purchase Agreement dated as of September 5, 1996 by and among Embotelladora Andina S.A., Inversiones Freire Ltda., Inversiones Freire Dos Ltda., Citicorp Banking Corporation and Bottling Investment Limited

Exhibit 99.3 - Stock Purchase Agreement dated as of September 5, 1996 by and among Embotelladora Andina S.A., Inversiones del Atlantico S.A., Inversiones Freire Ltda., Inversiones
               Freire Dos Ltda., The Coca-Cola Company, Coca-Cola
               Interamerican Corporation, Coca-Cola de Argentina S.A., Citicorp Banking Corporation and Bottling Investment Limited

Exhibit 99.4 - Shareholders' Agreement dated as of September 5, 1996 by and among Embotelladora Andina S.A., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire
               Ltda. and Inversiones Freire Dos Ltda.

Exhibit 99.5 - Stock Purchase Option Agreement and Custody Agreement dated as of September 5, 1996 by and among Inversiones Freire Ltda., Inversiones Freire Dos Ltda., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A. and Citibank N.A.

Exhibit 99.6 - Form of amendments to the Estatutos Sociales of
               Embotelladora Andina S.A.

Exhibit 99.7 - Letter Agreement dated as of September 5, 1996, by and among
               Embotelladora Andina S.A., Inversiones del Atlantico S.A., Inversiones Freire Ltda., Inversiones Freire Dos Ltda., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Citicorp Banking Corporation and Bottling Investment Limited

Exhibit 99.8 - Joint Filing Agreement dated as of September 13, 1996, by and among The Coca-Cola Company, Coca-Cola Interamerican Corporation, The Coca-Cola Export Corporation and Coca-Cola de Argentina S.A.

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THE COCA-COLA COMPANY


                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer
Date: September 13, 1996



                              COCA-COLA INTERAMERICAN CORPORATION


                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Vice President and
                                 Chief Financial Officer
Date: September 13, 1996



                              THE COCA-COLA EXPORT CORPORATION


                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer
Date: September 13, 1996



                              COCA-COLA DE ARGENTINA S.A.


                              By: /s/ GLENN JORDAN
                                 Glenn Jordan
                                 President
Date: September 13, 1996

                               EXHIBIT INDEX



EXHIBIT                      DESCRIPTION

 99.1    Directors and Executive Officers

 99.2 Stock Purchase Agreement dated as of September 5, 1996 by and among Embotelladora Andina S.A., Inversiones Freire Ltda., Inversiones Freire Dos Ltda., Citicorp Banking Corporation and Bottling Investment Limited

 99.3 Stock Purchase Agreement dated as of September 5, 1996 by and among Embotelladora Andina S.A., Inversiones del Atlantico S.A., Inversiones Freire Ltda., Inversiones Freire Dos Ltda., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Citicorp Banking Corporation and Bottling Investment Limited

 99.4 Shareholders' Agreement dated as of September 5, 1996 by and among Embotelladora Andina S.A., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Bottling Investment Limited, Inversiones Freire Ltda. and Inversiones Freire Dos Ltda.

 99.5 Stock Purchase Option Agreement and Custody Agreement dated as of September 5, 1996 by and among Inversiones Freire Ltda.,
         Inversiones Freire Dos Ltda., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A. and Citibank N.A.

 99.6    Form of amendments to the Estatutos Sociales of Embotelladora
         Andina S.A.

 99.7 Letter Agreement dated as of September 5, 1996, by and among Embotelladora Andina S.A., Inversiones del Atlantico S.A., Inversiones Freire Ltda., Inversiones Freire Dos Ltda., The Coca-Cola Company, Coca-Cola Interamerican Corporation, Coca-Cola de Argentina S.A., Citicorp Banking Corporation and Bottling Investment Limited

 99.8 Joint Filing Agreement dated as of September 13, 1996, by and among The Coca-Cola Company, Coca-Cola Interamerican Corporation, The Coca-Cola Export Corporation and Coca-Cola de Argentina S.A.